CUSIP No. 133425108                                          Page 12 of 13 Pages



                                                                       EXHIBIT 2


May 26, 2000

Mr. Ronald Hill
Cameron Financial Corporation
1304 North Walnut Street
Cameron, MO  64429

Dear Ron:

John Palmer and I enjoyed our recent visit to Cameron. Thanks again to you and Duane for spending time with us.

As promised, we have run an analysis of the benefits to Cameron of a large stock buyback. We believe strongly that the current price of Cameron stock is temporarily depressed (along with many other bank/thrift stocks) and Cameron's Board and management should immediately take advantage of this opportunity by implementing a large (one time, or continuous) buyback. The attached analysis shows, even with no asset and deposit growth and no increase in the base level of income (in total dollars), that Cameron can dramatically increase its tangible book value, earnings and dividend per share, while preserving a healthy level of tangible capital for future growth.

The highlights of the analysis follow (assumes 800,000 shares repurchased now and 100,000 shares in one year, at the following prices; no asset or deposit growth; and no increase in earnings in total dollars):

--------   ---------   --------   ---------   --------   ----------   --------
                           %                     %       Franchise       %
 Buyback                Change                 Change      Value       Change
  Price    TBV/Share    Vs. No       EPS       Vs. No    Per Share     Vs. No
  Share    (3/31/02)   Buybacks   (3/31/02)   Buybacks   (3/31/02)    Buybacks
--------   ---------   --------   ---------   --------   ----------   --------
 $14.00     $27.39        29%      $1.40        40%        $34.44       37%
--------   ---------   --------   ---------   --------   ----------   --------
 $15.00     $26.48        24%      $1.36        36%        $33.53       34%
--------   ---------   --------   ---------   --------   ----------   --------
 $16.00     $25.57        20%      $1.33        33%        $32.62       30%
--------   ---------   --------   ---------   --------   ----------   --------
   No
Buybacks    $21.31                 $1.00                   $25.06
--------   ---------   --------   ---------   --------   ----------   --------

As you can see, buybacks at these low prices are incredibly accretive to earnings and tangible book value per share. Quite simply, there is no better and faster way for Cameron to create shareholder value (except to sell the company, of course). There is no logical argument not to do massive buybacks at these price levels. As long as investors are willing to sell Cameron stock at these prices, Cameron should buy until the capital level falls to the "comfort" level


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CUSIP No. 133425108                                          Page 13 of 13 Pages



(which we define as $22-$28 million). By the way, the math works even at higher price levels than $16.00 per share.

Please also remember, Cameron stock has traded above its current price level for most of its 5 year history as a public company. Why try to outguess the market and presume Cameron can buy back any appreciable volume of stock at lower prices. It will likely not happen. As owners of approximately 5% of Cameron, we strongly urge you to pursue an aggressive buyback as soon as possible. We also request that this analysis and letter be provided to each member of Cameron's Board. If we go over 5% ownership, as you know we will be required to file Form 13D with the SEC and we would likely have to file this letter and analysis as an exhibit, thereby making this letter, and our recommendation, available to the public. We would be pleased to discuss this with the Board of Cameron (in person or by phone) at any time. Please feel free to call me (973-360-1666) or John Palmer (630-928-0231) at any time.

Sincerely,

/s/ Richard Lashley

Richard Lashley
Principal

Attach.